Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Six Months Ended June 30, 2014
(dollars in thousands)	2009	2010	2011	2012	2013
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes	$(8,837)	$(12,768)	$(10,932)	$(17,708)	$(29,281)	$(25,510)
Add:
Fixed charges	438	269	875	1,099	2,338	2,799
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Less:			—	—	—	—
Capitalized interest	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	2,551	4,351	5,251	7,533	4,653	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Total earnings	$(10,950)	$(16,850)	$(15,308)	$(24,142)	$(31,596)	$(22,711)

Fixed charges:
Total interest expense	$320	$94	$599	$804	$1,942	$2,551
Capitalized interest	—	—	—	—	—	—
Interest factor in rents(1)	118	175	276	295	396	248

Total fixed charges	$438	$269	$875	$1,099	$2,338	$2,799

Ratio of earnings to fixed charges(2)	—	—	—	—	—	—

(1)	Consists of one-third of rental expense, which we believe to be a reasonable estimate of an interest factor in our leases.
(2)	In the fiscal years ended December 31, 2009, 2010, 2011, 2012 and 2013, and the six months ended June 30, 2014, earnings were insufficient to cover fixed charges by $11.4 million, $17.1 million, $16.2 million, $25.2 million, $33.9 million and $25.5 million, respectively. As of the date of this prospectus, we have no shares of preferred stock outstanding and, consequently, our ratio of earnings to combined fixed charges and preference dividends and ratio of earnings to fixed charges would be identical.